FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Paralegal

Date: November 1, 2005

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

http://www.emgold.com/

October 24, 2005

TSX Venture Exchange Symbol:  EMR

 U.S. OTC: EGMCF.PK

U.S. 20-F Registration: 000-51411

EMGOLD COMMENCES DRILLING

ON STEWART MOLYBDENUM PROPERTY, B.C.

Emgold Mining Corporation (“Emgold”) is pleased to announce that it has commenced a 500-metre diamond drill program on its Stewart Molybdenum Project, located near the community of Salmo in south eastern British Columbia.  The intent of the drill program is to test a zone of molybdenum mineralization and confirm the results from past drill programs conducted by previous operators. This work will allow Emgold to assess the potential for further exploration and possible development of the molybdenum zone.

The Stewart Molybdenum Property was previously drilled during the early 1980s by Shell Minerals and Selco Inc.  This work outlined three breccia zones that contain significant molybdenum mineralization.  In 1980, Shell diamond drilled 3 holes and returned a best intercept of 57 metres grading 0.46% MoS2 (BC Ministry of Energy and Mines Assessment Report # 10072).  An additional 16 holes were drilled in 1981 by Shell Minerals, and 4 by Selco in 1983.  The results are summarized in the BC Ministry of Energy and Mines Minfile #082FSW229 Report which states that “the (Phase II) breccia zone contains 204,000 tonnes of 0.37% MoS2.”  Reports by Selco also indicate the potential for a porphyry style molybdenum deposit adjacent to this Phase II breccia zone (BC Ministry of Energy and Mines Assessment Report #12251).  The historic resource calculation reported here is not NI 43-101 compliant and must not be relied upon for investment purposes.

The current diamond drill program will test the historic drill results as part of a due diligence program.  Emgold will be twinning 3 to 4 of the 1980-1981 Shell Minerals drill holes in the Phase II breccia zone.  This drilling will determine the reliability of the historical resource estimate by comparing historic Shell results with those obtained by Emgold.  This comparison will allow Emgold to determine whether the historic resource estimate may be integrated with the current results and be used to produce a National Instrument 43-101 compliant resource calculation for the Phase II breccia zone.

Should the results from this due diligence drilling be encouraging, additional exploratory drilling is required to expand our current knowledge of the molybdenum mineralization in both the Phase II and Phase I breccia zones.

Perry Grunenberg, P.Geo., of P&L Geological Services is the project supervisor and  “Qualified Person” for the purpose of National Instrument 43-101 who has reviewed and verified the contents of this news release.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.